SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

______________________________

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share (Title of class of securities)	0000802356 (CUSIP number)

Geoffrey Etherington, Esq.

Edwards Angell Palmer & Dodge LLP

750 Lexington Avenue, New York, New York 10022

(212) 912-2740

and

Daniel, E. Stoller, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square, New York, New York 10036

(212) 735-3000

(Name, address and telephone number of person authorized

to receive notices and communications)

October 17, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 0000802356		13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	1,662,629
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	1,662,629
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,912,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		10.5%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 0000802356		13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.38%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 3 (“Amendment No. 3”) is being filed by and on behalf of Glenn H. Nussdorf ("Mr. Nussdorf") and Lillian Ruth Nussdorf (collectively with Mr. Nussdorf, the "Nussdorfs"), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006 and Amendment No. 2 filed on September 27, 2006 with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Except as set forth in this Item 4, the Nussdorfs do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Nussdorfs intend to review and evaluate their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions referenced below, actions taken by the Company's board of directors, other investment opportunities available to the Nussdorfs, price levels of the shares of Common Stock, and conditions in the securities and financing markets and the economy in general, the Nussdorfs may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

As a result of the Nussdorfs' ongoing review and evaluation of the Company's business, they and their representatives have begun to communicate, and may engage in further communications, with the management, board of directors and/or other shareholders of the Company with respect to operational, strategic, financial or governance matters, including the composition of the Company's board of directors, or otherwise encourage actions that the Nussdorfs believe in their judgment will enhance shareholder value.

Mr. Nussdorf has begun to explore the possibility of making an acquisition proposal to acquire the Company in a business combination transaction. As part of such exploration, Mr. Nussdorf and/or his representatives have had preliminary discussions with the Company's management and have had preliminary discussions with potential financing sources to obtain the funds necessary for such a transaction. Mr. Nussdorf has made no decision at this time as to whether to pursue an acquisition proposal and no assurances can be given as to whether or not Mr. Nussdorf will submit such a proposal to the Company. In addition, if Mr. Nussdorf submits such a proposal, there can be no assurances as to whether it would be acceptable to the Company or whether any such proposal would result in a definitive agreement being executed.

Consistent with the Nussdorfs' interest in protecting and enhancing their investment in the Company, the Nussdorfs continue to consider whether to commence a solicitation of consents or proxies from the Company's shareholders for the purposes of (i) removing without cause some or all of the current members of the Company's board of directors and (ii) electing to the Company's board of directors a slate of nominees designated by the Nussdorfs.

[The remainder of this page intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2006

/s/ Glenn H. Nussdorf
Glenn H. Nussdorf

/s/ Lillian Ruth Nussdorf
Lillian Ruth Nussdorf

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